UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No __X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No __X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No __X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 801-5499

NEWS RELEASE

November 13, 2006

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR IDENTIFIES 18 NEW URANIUM ANOMALIES IN THE ELDORADO URANIUM DISTRICT

Alberta Star Development Corp. (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has identified 18 new surface Uranium anomalies from its recently completed Regional High Resolution Aeromagnetic Gradiometer-Radiometric Survey over the Eldorado & Contact Lake uranium belt. The airborne geophysical survey was conducted in July and consisted of 16,708 line-kilometers at 100 meter line spacing's and was completed under very favorable weather conditions. Several of the larger anomalies show uranium radiometric signatures of comparable or greater in strength, to the known zones of uranium mineralization already identified on the Company's properties. In addition, the survey has also identified several secondary uranium anomalies. The Company has also completed a detailed regional reconnaissance scale sampling and mapping program that has confirmed the uranium potential of the Eldorado & Contact Lake region. The results of this recent 5 month program will be released when assays have been received and compiled.

Tim Coupland, President & CEO commented, "We have now identified 18 new previously undiscovered uranium anomalies and several secondary undiscovered uranium anomalies with the recently completed radiometric survey which was conducted over the Company's claim-block in the Eldorado & Contact Lake uranium district. The survey provides the Company a level of detail that was historically unavailable and unparalleled in highlighting centers of volcanic hosted iron oxide-copper-gold and uranium mineralization". Based on the results of the survey the Company intends to continue to rapidly advance its uranium exploration activities and development of its uranium assets in this large and emerging Canadian uranium district. The results of this survey will be combined with the Company's groundwork which was completed this summer which consisted of detailed geophysical ground IP surveys, geochemical sampling, mapping, and drilling. This survey will now allow the Company to evaluate the uranium potential of its properties and assist in positioning of its drill locations, including drill targeting high priority uranium anomalies located on the Eldorado & Contact Lake IOCG & uranium projects for 2007-2008."

The results of the Radiometric Survey-Uranium-anomaly may be viewed by clicking on the following links:

http://www.alberta-star.com/uranium_anomaly.htm

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado uranium mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U_3O_8 and 8 million ounces of silver plus, copper, nickel, radium, and lead at the Eldorado - Port Radium area commencing in 1933. The Eldorado mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada's principal producers of high grade uranium pitchblende concentrates from the 1930's to 1960's. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982.

The Company has assembled a highly experienced IOCG & uranium technical team of experts with advanced uranium exploration expertise that believes the Eldorado district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current Nov 13, 2006 spot price for uranium provided by the The Ux Consulting Company LLC (www.uxc.com) is now $60.00.00 US per pound

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada's Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,473 acres in size. The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company's land package ownership. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in northern Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Alberta Star's actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.